                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D



                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)

                                Lidak Pharmaceuticals
                                ---------------------
                                   (Name of Issuer)



                    Class A Common Stock and Class B Common Stock
                   -----------------------------------------------
                            (Title of Class of Securities)

                                      531707107
                        -------------------------------------
                        (CUSIP Number of Class of Securities)


                               Michael D. Donahue, Esq.
                                 Asher M. Leids, Esq.
                            Donahue, Mesereau & Leids LLP
                               1900 Avenue of the Stars
                                      Suite 2700
                            Los Angeles, California  90067
                                    (310) 277-1441
                              --------------------------
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)


                                     March 6, 1998
                             ---------------------------
                            (Date of Event which Requires
                              Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of
Rule  13d-1(b)(3) or (4), check the following                              / /

Check the following box if a fee is being paid with this Statement:        / /

------------------------------------------------------------------------------

CUSIP No. 531707107
------------------------------------------------------------------------------
 (1)  NAME OF REPORTING PERSON:  HealthMed, Inc.
      S.S. OR I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSON: 91-1878972
------------------------------------------------------------------------------

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)/X/
                                                                        (b)/ /
------------------------------------------------------------------------------
 (3)  SEC USE ONLY
------------------------------------------------------------------------------
 (4)  SOURCE OF FUNDS*
          00 HealthMed, Inc. Is obligated to pay an aggregate of $1,791,238.98 in promissory notes for the shares purchased from Dr. Katz and Medical Biology Institute
------------------------------------------------------------------------------
 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              / /
------------------------------------------------------------------------------
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                               Nevada
------------------------------------------------------------------------------
                         : (7)     SOLE VOTING POWER
                         :         2,187,383
                         :
 NUMBER OF               -----------------------------------------------------
 SHARES                  : (8)     SHARED VOTING POWER
 BENEFICIALLY            :           -0-
 OWNED BY                :
 EACH                    -----------------------------------------------------
 REPORTING               : (9)     SOLE DISPOSITIVE POWER
 PERSON WITH             :         1,165,821
                         :
                         -----------------------------------------------------
                         :(10)     SHARED DISPOSITIVE POWER
                         :           -0-
------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
                                      2,187,383
------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11                          /X/
      EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                         5.4%
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
                                          CO
------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------------
CUSIP No. 531707107
------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON:     Mitchell J. Stein
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON:
------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)  /X/
                                                                      (b)  / /
------------------------------------------------------------------------------
 (3)  SEC USE ONLY
------------------------------------------------------------------------------

 (4)  SOURCE OF FUNDS*
          00 HealthMed, Inc. Is obligated to pay an aggregate of $1,791,238.98 in promissory notes for the shares purchased from Dr. Katz and Medical Biology Institute
------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States of America
------------------------------------------------------------------------------
                         : (7)     SOLE VOTING POWER
                         :              -0-
 NUMBER OF SHARES        :
                         -----------------------------------------------------
                         : (8)     SHARED VOTING POWER
 BENEFICIALLY            :              -0-
 OWNED BY                :
 EACH                    -----------------------------------------------------
 REPORTING               : (9)     SOLE DISPOSITIVE POWER
 PERSON WITH             :              -0-
                         :
                         -----------------------------------------------------
                         :(10)     SHARED DISPOSITIVE POWER
                         :              -0-
------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
                                      2,187,383
------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES*                                             /X/
------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                         5.4%
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
                                          IN
------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------------

CUSIP No. 531707107
------------------------------------------------------------------------------

 (1) NAME OF REPORTING PERSON:     David H. Katz, M.D.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON: ###-##-####
------------------------------------------------------------------------------

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)  /X/
                                                                      (b)  / /
------------------------------------------------------------------------------
 (3)  SEC USE ONLY
------------------------------------------------------------------------------
 (4)  SOURCE OF FUNDS*
          00 HealthMed, Inc. Is obligated to pay an aggregate of $1,528,234.98 in promissory notes for the shares purchased from Dr. Katz
------------------------------------------------------------------------------
 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              / /
------------------------------------------------------------------------------
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States of America
------------------------------------------------------------------------------
                         : (7)     SOLE VOTING POWER
                         :              -0-
 NUMBER OF               :
 SHARES                  -----------------------------------------------------
 BENEFICIALLY            : (8)     SHARED VOTING POWER
 OWNED BY                :              -0-
 EACH                    :
 REPORTING               -----------------------------------------------------
 PERSON WITH             : (9)     SOLE DISPOSITIVE POWER
                         :         Class A Common Stock: 3,344,696
                         :         Class B Common Stock: 385,000
                         :
                         -----------------------------------------------------
                         :(10)     SHARED DISPOSITIVE POWER
                         :              -0-
------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON   Class A Common Stock: 3,344,696
                         Class B Common Stock: 385,000
------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*                                                              /X/

------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      Class A Common Stock: 8.1%
      Class B Common Stock: 88.7%
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
                         IN
------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------------

CUSIP No. 531707107
------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON:     Wallace O. Raubenheimer
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON:
------------------------------------------------------------------------------

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)  /X/
                                                                      (b)  / /
------------------------------------------------------------------------------
 (3)  SEC USE ONLY
------------------------------------------------------------------------------
 (4)  SOURCE OF FUNDS*   PF
------------------------------------------------------------------------------
 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              / /

------------------------------------------------------------------------------
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                               United States of America
------------------------------------------------------------------------------
                         : (7)     SOLE VOTING POWER
                         :         144,134
 NUMBER OF               :
 SHARES                  -----------------------------------------------------
 BENEFICIALLY            : (8)     SHARED VOTING POWER
 OWNED BY                :           -0-
 EACH                    :
 REPORTING               -----------------------------------------------------
 PERSON WITH             : (9)     SOLE DISPOSITIVE POWER
                         :         144,134
                         :
                         -----------------------------------------------------
                         :(10)     SHARED DISPOSITIVE POWER
                         :           -0-
------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
                                       618,702
------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES*                                             /X/
------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                         1.6%
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
                                          IN
------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------------

CUSIP No. 531707107
------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON:     George P. Rutland
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON:
------------------------------------------------------------------------------

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)  /X/
                                                                      (b)  / /
------------------------------------------------------------------------------
 (3)  SEC USE ONLY
------------------------------------------------------------------------------
 (4)  SOURCE OF FUNDS*   PF
------------------------------------------------------------------------------
 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              / /

------------------------------------------------------------------------------
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States of America
------------------------------------------------------------------------------
                         : (7)     SOLE VOTING POWER
                         :         88,000
 NUMBER OF               :
 SHARES                  -----------------------------------------------------
 BENEFICIALLY            : (8)     SHARED VOTING POWER
 OWNED BY                :          12,000
 EACH                    :
 REPORTING               -----------------------------------------------------
 PERSON WITH             : (9)     SOLE DISPOSITIVE POWER
                         :         88,000
                         :
                         -----------------------------------------------------
                         :(10)     SHARED DISPOSITIVE POWER
                         :         12,000
------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
                                       100,000
------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES*                                             /X/
------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                         0.2%
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
                                          IN
------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 1 amends and supplements the statement on
Schedule 13D, dated January 12, 1998, relating to the Class A Common Stock, no par value (the "Class A Common Stock") and the Class B Common Stock, no par value (the "Class B Common Stock") (the Class A Common Stock and the Class B Common Stock may hereinafter be referred to collectively as, the "Shares"), issued by Lidak Pharmaceuticals, a California corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

          The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such exhibits.

ITEM 1.  SECURITY AND ISSUER

      This statement on Schedule 13D (the "Schedule 13D") relates to the Shares of the Company. The principal executive offices of the Company are located at 11077 N. Torrey Pines Road, La Jolla, California 92037.

ITEM 2.  IDENTITY AND BACKGROUND

          (a) This Schedule 13D is being filed by HealthMed, Inc., a Nevada Corporation and the following natural persons: Mitchell J. Stein, David H. Katz, M.D., Wallace O. Raubenheimer and George P. Rutland (collectively, the "Reporting Persons"). The name, address, citizenship and present principal occupation or employment of each executive officer, director and each person controlling Healthmed, Inc. are set forth in Annex I hereto, which Annex I is hereby incorporated herein by this reference.

          (b) HealthMed, Inc.'s principal business and principal office address is 8306 Wilshire Boulevard, Suite 7056, Beverly Hills, California 90211. Mr. Stein's address is 8306 Wilshire Boulevard, Suite 7056, Beverly Hills, California 90211. Dr. Katz's address is c/o Medical Biology Institute ("MBI"), 11077 N. Torrey Pines Road, La Jolla, California 92037. Mr. Raubenheimer's address is c/o Folsom's Air Service, Burnt Jacket Road, Greenville, Maine 04441. Mr. Rutland's address is 2625 Acuna Court, Carlsbad, California 92009.

          (c) The present principal business of HealthMed, Inc. is providing consulting services to healthcare companies. The present principal occupation of Mr. Stein is President and Chief Executive Officer of HealthMed, Inc. The present principal occupation of Dr. Katz is serving as a member of the Board of Directors of the Company and serving as President and Chief Executive Officer of MBI. The present principal occupation of Mr. Raubenheimer is investments. The present principal occupation of Mr. Rutland is serving as Chairman of the Board of Directors and Chief Executive Officer of Taipan Corporation and serving as a member of the Board of Directors of Hemet Federal Bank.

          (d) During the past five years none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the executive officers, directors, trustees or controlling persons of HealthMed, Inc. has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the executive officers, directors, trustees or control persons of HealthMed, Inc. has, during the last five years, been a party to a civil proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Pursuant to the terms of a Stock Purchase Agreement dated January 12, 1998 by and between David H. Katz, M.D. ("Dr. Katz") and HealthMed, Inc. (the "Katz Stock Purchase Agreement"), Dr. Katz sold 308,100 shares of Class A Common Stock and 70,200 shares of Class B Common Stock, no par value of the Company (the "Class B Common Stock")to HealthMed, Inc. for a total purchase price of $1,528,234.98 (the "Katz Promissory Note"). The purchase price was paid by the HealthMed, Inc. in the form of a promissory note in the principal amount of $1,528,234.98. Said promissory note matures on January 12, 2000.

      Pursuant to the terms of a Stock Purchase Agreement dated January 12, 1998 by and between Medical Biology Institute, a California nonprofit public benefit corporation ("MBI") and HealthMed, Inc. (the "MBI Stock Purchase Agreement"), MBI sold 65,100 shares of Class A Common Stock to HealthMed, Inc. for a total purchase price of $263,004. The purchase price was paid by HealthMed, Inc. in the form of a promissory note in the principal amount of $263,004 (the "MBI Promissory Note"). Said promissory note matures on January 12, 2000.

ITEM 4.  PURPOSE OF TRANSACTION

      The Reporting Persons purchased the Shares owned by each of them for purposes of investment and for the purposes otherwise specified hereinbelow in this Item 4. Subject to applicable legal and contractual requirements, and depending upon their respective evaluations of the Company's business and prospects, future developments, market conditions and other factors, any of the Reporting Persons may, from time to time, purchase additional Shares or sell or cause to be sold, all or a portion of these Shares for which the Reporting Person exercises voting or dispositive power, either in open market or privately negotiated transactions or otherwise.

      Subject to the foregoing, the Reporting Persons have no plans or proposals which relate to Items 4(a) through (j) of Schedule 13D except as follows:

          (a) The Reporting Persons may seek to achieve voting control over a majority of the Company's outstanding securities through open market purchases, privately negotiated transactions, placement of shares of the Company into voting trusts over which HealthMed, Inc. will have voting control, the solicitation of proxies or otherwise.

          (b)  Not Applicable.

          (c)  Not Applicable.

          (d) The intent of the Reporting Persons is to seek to elect three new members to the Company's Board of Directors at the Company's 1998 Annual Meeting of Shareholders.

          (e) On January 13, 1998, HealthMed, Inc. submitted a financing proposal to the Company. On March 3, 1998, as a result of the Company's unwillingness to seriously pursue such proposal, HealthMed, Inc. withdrew its proposal. The Reporting Persons may seek additional financing for the Company in order to further the Company's objectives in developing and marketing its products. Such financing may take the form of debt or equity issuances.

          (f) If the financing discussed in Item 4(e) occurs, the Company's capitalization will be effected by the issuance of any debt or equity financing that the Company may engage in.

          (g)  Not Applicable.

          (h)  Not Applicable.

          (i)  Not Applicable.

          (j)  Not Applicable.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) HealthMed, Inc. is the direct beneficial owner of 443,400 Shares. Further, HealthMed, Inc. has voting power over an additional 1,034,603 Shares pursuant to the terms of Voting Trust Agreements with Dr. Katz and MBI (see below). Moreover, HealthMed, Inc. may be deemed to have a beneficial interest in 709,380 Shares which HealthMed, Inc. may acquire pursuant to the terms of the Purchase Rights Agreement (as hereinafter defined). Accordingly, HealthMed, Inc. may be deemed to beneficially own approximately 2,187,383 Shares (the "HealthMed Shares"), representing approximately 5.4% of the Shares outstanding. Mr. Stein, as president, chief executive officer and the indirect majority shareholder of HealthMed, Inc. may be deemed to be beneficial owner of the HealthMed Shares, although he disclaims beneficial ownership of such shares.

          The percentage of Shares outstanding reported as beneficially owned by HealthMed, Inc. on the date hereof is based upon the Company's Form 10-K for the Fiscal Year Ended September 30, 1997 so that the HealthMed, Inc.'s information is that the total shares of Class A Common Stock issued and outstanding as of December 29, 1997 was 38,742,511 Shares. The calculation as to percentage ownership gives effect to (i) the automatic conversion of the 234,000 shares of Class B Common Stock of the Company into 234,000 Shares of Class A Common Stock upon the transfer of such Shares as required by the Company's Restated Articles of Incorporation (the "Articles") and (ii) the exercise by Dr. Katz of options to acquire up to 1,877,000 shares of Class A Common Stock and 375,000 shares of Class B Common Stock, aggregating 2,252,000, HealthMed, Inc.'s right to acquire 31.5% of such shares representing an aggregate of 591,255 shares of Class A Common Stock and 118,125 shares of Class B Common Stock, aggregating 709,380 shares and the automatic conversion of the 118,125 shares of Class B Common Stock into 118,125 shares of Class A Common Stock, and results, for purposes of calculating the percent of class owned by HealthMed, Inc., in there being 40,619,511 shares of Class A Common Stock issued and outstanding.

          Dr. Katz is the beneficial owner of 3,344,696 shares of Class A Common Stock and 385,000 shares of Class B Common stock. Dr. Katz may therefore by deemed to beneficially own 8.1% of the Class A Common Stock outstanding and 88.7% of the Class B Common Stock outstanding. Pursuant to the Articles, each share of Class A Common Stock entitles the holder to one vote and each share of Class B Common Stock entitles the holder to five votes upon any and all matters submitted to the shareholders of the Company for a vote.

          The calculation of the percentage of shares beneficially owned by Dr. Katz as of the date hereof is based on the Company's Form 10-K for the Fiscal Year Ended September 30, 1997 in which the Company reported there were 38,742,511 shares of Class A Common Stock outstanding and 283,000 shares of Class B Common Stock outstanding as of December 29, 1997. The calculation gives effect to the automatic conversion of 163,800 shares of Class B Common Stock transferred by Dr. Katz into the voting trust (see item 5b below) into 163,800 shares of Class A Common Stock and 70,200 shares of Class B Common Stock sold by Dr. Katz into 70,200 shares of Class A Common Stock as required by the Articles. The calculation also gives effect to (i) Dr. Katz's exercise of his stock options (the "Options") which grant to him the right to purchase

1,877,000 shares of Class A Common Stock and 375,000 share of Class B Common Stock, (ii) Dr. Katz's exercise of his Class D Warrants to purchase 386,190 shares of Class A Common Stock, (iii) Dr. Katz's wife's exercise of options to purchase 10,000 shares of Class B Common Stock and (iv) Dr. Katz's wife's exercise of options to purchase 46,903 shares of Class A Common Stock and results, for purposes of calculating the percent of class owned by Dr. Katz, in there being 41,286,604 shares of Class A Common Stock issued and outstanding and 434,000 shares of Class B Common Stock issued and outstanding.

          Mr. Raubenheimer is the beneficial owner of 618,702 Shares. Mr. Raubenheimer has sole voting and investment power over 144,134 Shares. Mr. Raubenheimer's wife is the beneficial owner of 367,900 Shares. Mr. Raubenheimer disclaims beneficial ownership of such shares. Further, Mr. Raubenheimer is the beneficial owner of Class D warrants exercisable into 106,668 Shares. Accordingly, Mr. Raubenheimer may be deemed to beneficially own approximately 1.6% of the Shares oustanding.

          Mr. Rutland is the beneficial owner of 100,000 Shares, of which he has sole voting and investment power over 88,000 shares and shared voting and investment power, with his wife, over 12,000 Shares. Accordingly, Mr. Rutland may be deemed to beneficially own approximately 0.2% of the Shares oustanding.

          The percentage of Shares oustanding reported as beneficially owned by Messrs. Raubenheimer and Rutland on the date hereof is based upon the Company's Form 10-K for the Fiscal Year Ended September 30, 1997 which reported that the total shares of Class A Common Stock issued and outstanding as of December 29, 1997 was 38,742,511 Shares. The calculation as to percentage ownership for Mr. Raubenheimer gives effect to the exercise by Mr. Raubenheimer of the Class D warrants owned to him.

          As described in detail in response to Item 6, below, the Reporting Persons may be regarded as a group and that group may be deemed to have acquired beneficial ownership for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all Shares beneficially owned by the Reporting Persons.

          (b) HealthMed, Inc. has sole voting and dispositive power with respect to the 443,400 Shares of Class A Common Stock purchased pursuant to the Katz Stock Purchase Agreement and the MBI Stock Purchase Agreement.

          Pursuant to the terms of a Voting Trust Agreement dated January 12, 1998 by and between Dr. Katz and HealthMed, Inc. (the "Katz Voting Trust Agreement"), Dr. Katz transferred 718,903 shares of Class A Common Stock and 163,800 shares of Class B Common Stock (which automatically converted into 163,800 shares of Class A Common Stock) into a voting trust with HealthMed, Inc. HealthMed, Inc. is the trustee of such voting trust and has the sole power to vote the 1,034,603 Shares transferred into such voting trust. The term of the Katz Voting Trust Agreement is ten (10) years. Under the terms of the Katz Voting Trust Agreement, Dr. Katz has retained the power to dispose of all of the Shares held in such trust; PROVIDED, HOWEVER, Dr. Katz may not dispose of more than twenty percent (20%) of such Shares within any thirty (30) day period.

          Pursuant to the terms of a Voting Trust Agreement dated January 12, 1998 by and between MBI and HealthMed, Inc. (the "MBI Voting Trust Agreement"), MBI transferred 151,900 Shares of Class A Common Stock into a voting trust with HealthMed, Inc. HealthMed, Inc. is the trustee of such voting trust and has the sole power to vote the 151,900 Shares of Class A Common Stock transferred into such voting trust. The term of the MBI Voting Trust Agreement is ten (10) years. Under the terms of the MBI Voting Trust Agreement, MBI has retained the power to dispose of all of the Shares held in such trust; PROVIDED, HOWEVER, MBI may not dispose of more than twenty percent (20%) of such Shares within any thirty (30) day period. Dr. Katz may be deemed to be the beneficial owner of the 151,900 shares of Class A Common Stock transferred into this voting trust.

          Dr. Katz and HealthMed, Inc. have also entered into a Purchase Rights Agreement (the "Purchase Rights Agreement") dated January 12, 1998 pursuant to which Dr. Katz has granted to HealthMed, Inc. the irrevocable right to receive either (i) 31.5% of the shares received by Dr. Katz upon the exercise of his stock options (the "Options") to purchase 1,918,400 shares of Class A Common Stock and 375,000 shares of Class B Common Stock or (ii) 31.5% of the net proceeds from the sale of the shares received upon exercise of the Options. The Purchase Rights Agreement expires on June 21, 2007. The Options are exercisable within 60 days. Accordingly, HealthMed, Inc. may be deemed to beneficially own 722,421 shares of Class A Common Stock.

          (c) Within the last sixty days, HealthMed, Inc. and Dr. Katz have effected the transactions described in the Katz Stock Purchase Agreement, the MBI Stock Purchase Agreement, the Katz Voting Trust Agreement, the MBI Voting Trust Agreement, the Purchase Rights Agreement, the Katz Promissory Note and the MBI Promissory Note (collectively, the "Operative Agreements"). A detailed description of these transactions is set forth in Item 3, Item 5(a) and Item 5(b) of this Schedule 13D (and the exhibits hereto) and is hereby incorporated herein by this reference and includes the following:

               (1) HealthMed, Inc. and Dr. Katz and MBI effected the transactions;

               (2)  The date of the transaction was January 12, 1998.

               (3) The transactions for HealthMed, Inc. involved an aggregate of 2,200,424 shares of Class A Common Stock. The transactions for Dr. Katz involved a total of 1,027,003 shares of Class A Common Stock; 234,000 shares of Class B Common Stock; 1,918,400 options to purchase shares of Class A Common Stock; and 375,000 options to purchase shares of Class B Common Stock. The transactions for MBI involved a total of 217,000 shares of Class A Common Stock.

               (4) 378,300 shares of Class A Common Stock were purchased from Dr. Katz by HealthMed, Inc. and 65,100 shares of Class A Common Stock were purchased from MBI, in each case at $4.04 per share.

               (5) The transactions were privately negotiated and were effected in San Diego, California pursuant to the terms of the Operative Agreements.

          (d) Pursuant to the terms of the Purchase Rights Agreement, Dr. Katz has the right to exercise the Options, to sell the shares of stock received upon such exercise and to either (i) to retain 68.5% of the net proceeds from the sale of such shares or (ii) to retain 68.5% of the shares received upon exercise of the Options.

          (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The discussion contained in each of Item 3, Item 4, Item 5(a) and Item 5(b) of this Schedule 13D is hereby incorporated herein by this reference.

          On March 6, 1998, the Reporting Persons orally agreed to act together with respect to the Shares as and to the extent set forth below. Moreover, pursuant to the terms of a Joint Filing Agreement, the Reporting Persons have agreed to the joint filing of this Statement on Schedule 13D (including any and all amendments) with respect to the Shares. A copy of the Joint Filing Agreement is attached hereto as Exhibit 9. Consequently, the Reporting Persons may be regarded as a group and that group may be deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all Shares owned by any of the Reporting Persons.

          Except as set forth in Item 5(a) and Item 5(b) of this Schedule 13D, HealthMed, Inc. has no power to vote or direct the voting of, nor any power to dispose of or direct the disposition of, the Shares owned by any other Reporting Person. Consequently, HealthMed, Inc. disclaims any beneficial interest in the Shares owned by any other Reporting Person.

          Except as set forth in Item 5(a) and Item 5(b) of this Schedule 13D, Mr. Stein has no power to vote or direct the voting of, nor any power to dispose of or direct the disposition of, the Shares owned by any other Reporting Person. Consequently, Mr. Stein disclaims any beneficial interest in the Shares owned by any other Reporting Person.

          Dr. Katz has no power to vote or direct the voting of, nor any power to dispose of or direct the disposition of, the Shares owned by any other Reporting Person. Consequently, Dr. Katz disclaims any beneficial interest in the Shares owned by any other Reporting Person.

          Mr. Raubenheimer has no power to vote or direct the voting of, nor any power to dispose of or direct the disposition of the Shares owned by any other Reporting Person. Consequently, Mr. Raubenheimer disclaims any beneficial interest in the Shares owned by any other Reporting Person.

          Mr. Rutland has no power to vote or direct the voting of, nor any power to dispose of or direct the disposition of, the Shares owned by any other Reporting Person. Consequently, Mr. Rutland disclaims any beneficial interest in the Shares owned by any other Reporting Person.

          Except as set forth above, the Reporting Persons disclaim the existence of any group, in which any of them may be deemed to be a member, relative to the ownership of any securities of the Company. Moreover, except as set forth in this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with any other person with respect to any securities of the Company, including without limitation, transfer or voting of any securities of the Company; finder's fees; joint ventures; loan or option arrangements; puts or calls; guarantees of profits; divisions of profits or losses; or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 9: Joint Filing Agreement among the Reporting Persons pursuant to Rule 3d-1(f)(1)(iii).

                                       ANNEX I



      The name and principal occupation and employment of each executive officer and director of HealthMed, Inc., each person controlling HealthMed, Inc. and each executive officer and director of each person controlling
HealthMed, Inc. is set forth below.   The address of each such person is c/o
HealthMed, Inc., 8306 Wilshire Boulevard, Suite 7056, Beverly Hills, California 90211. Each person listed below is a citizen of the United States of America.

      The executive officers and directors of HealthMed, Inc. are as follows:


Name                               Present Principal Occupation and Employer
-----                              -----------------------------------------
Mitchell J. Stein (1)              President, Chief Executive Officer, Chief
                                   Financial Officer, Secretary and Director

T. Daniel Neveau                   Vice President-Development and Director


      The outstanding capital stock of HealthMed, Inc. is held by National Trust Properties, Inc., an Arizona corporation ("National"). The executive officers and directors of National are as follows:

Name                               Present Principal Occupation and Employer
-----                              -----------------------------------------

Mitchell J. Stein (1)              President, Secretary and Director

Tracey Hampton                     Chief Financial Officer

Dennis Hawk (1)                    Director


      The outstanding capital stock of National is owned by The Trammel Trust (the "Trust") which was formed in the State of California on January 16, 1998. The sole trustee of the Trust is Emanuel Barling, Jr.

----------------------------

(1) Messrs. Stein and Hawk are also partners in the law firm of Stein, Perlman & Hawk which is located at 9000 Sunset Boulevard, Suite 500, Los Angeles, California 90069.

                                      SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 1998



                                       HEALTHMED, INC.



                                       By:   /s/ Mitchell J. Stein
                                            ---------------------------------
                                             Name: Mitchell J. Stein
                                             Title: President

                                      SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 1998




                                       /s/ Mitchell J. Stein
                                       ----------------------------------------
                                       Mitchell J. Stein

                                      SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 1998






                                       /s/ David H. Katz
                                       ----------------------------------------
                                       David H. Katz, M.D.

                                      SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 1998







                                       /s/ Wallace O. Raubenheimer
                                       ----------------------------------------
                                       Wallace O. Raubenheimer

                                      SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 1998







                                       /s/ George P. Rutland
                                       ----------------------------------------
                                       George P. Rutland